787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 22, 2012

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series
Registration Statement on Form N-14 Filed on April 11, 2012 (the “Registration Statement”)
Securities Act File No. 333-180670

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SunAmerica Focused Alpha Large-Cap Fund (the “Alpha Large-Cap Fund”), a series of SunAmerica Specialty Series (the “Registrant”), of all of the assets and liabilities of the Focused Growth and Income Portfolio (the “Growth and Income Portfolio” and together with the Alpha Large-Cap Fund, the “Portfolios” and each, a “Portfolio”), a series of SunAmerica Series, Inc., in exchange for Class A and Class C shares of the Alpha Large-Cap Fund (the “Reorganization”). The Alpha Large-Cap Fund, as the surviving fund in the Reorganization, is referred to herein as the “Combined Portfolio.”

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:        In the shareholder letter that precedes the Combined Prospectus/Proxy Statement, please explain why the Reorganization is being proposed.

Response:        The shareholder letter is intended to introduce the proposal that is being presented to the Growth and Income Portfolio’s shareholders, to inform shareholders of what is included with the proxy materials and how to vote. While a shareholder letter is not required to explain the rationale behind the

May 22, 2012

proposal, the Registrant has nonetheless included some background information on the reasons for the proposal in the shareholder letter and does not believe that any additional disclosure is required. More detailed information about the Reorganization, including the rationale for the proposed Reorganization and the Board’s findings relating to the Reorganization, is included in the Combined Prospectus/Proxy Statement.

Comment No. 2:        The third paragraph of the shareholder letter that precedes the Combined Prospectus/Proxy Statement discloses various reasons for why SAAMCo proposed the Reorganization. Please state the Board’s opinion with respect to each of such items.

Response:        Disclosure of the various factors that the Board considered in evaluating the Reorganization is set out in the Combined Prospectus/Proxy Statement under the sections entitled “Summary – Background and Reasons for the Proposed Reorganization” and “Information About the Reorganization – Reasons for the Reorganization.” See also the Registrant’s response to Comment No. 18.

Comment No. 3:        Since Class B shareholders of the Growth and Income Portfolio will receive Class A shares of the Alpha Large-Cap Fund in the Reorganization, please explain the differences between Class A shares of the Alpha Large-Cap Fund and Class B shares of the Growth and Income Portfolio.

Response:        The following disclosure has been added to the Q&A “In the Reorganization, will I receive shares of the Alpha Large-Cap Fund of the same class as the shares of the Growth and Income Portfolio that I now hold?”:

“Class A shares of the Alpha Large-Cap Fund have a lower expense structure than Class B shares of the Growth and Income Portfolio due to the fact that Class A shares are subject to lower Rule 12b-1 fees than Class B shares under each Portfolio’s Distribution Plans. For more detailed fee and expense information about each Portfolio’s classes, see “Summary—Fees and Expenses” and “Comparison of the Portfolios—Distribution and Service Fees” in the Combined Prospectus/Proxy Statement.”

Comment No. 4:        In the Q&A “How does the operating expense ratio of the Alpha Large-Cap Fund compare to that of the Growth and Income Portfolio?,” please disclose the estimated gross operating expense ratios for Class A and Class C shares of the Alpha Large-Cap Fund, since they are significantly higher than the gross operating expense ratios of the corresponding classes of the Growth and Income Portfolio.

Response:        The Q&A is not required by Form N-14 and is provided for shareholders’ convenience. The Q&A is not intended to provide the same level of detail and specificity as is contained in the Combined Prospectus/Proxy Statement. Accordingly, the above-referenced Q&A states explicitly that “the gross and net operating expense ratios for Class A and Class C shares of the Alpha Large-Cap Fund are expected to be higher than the current gross and net operating expense ratios for Class A and Class C shares of the Growth and Income Portfolio,” but does not mention the specific expense ratios. A cross-reference has been added to this Q&A, which provides: “For more detailed information about each Portfolio’s operating expense ratios, see “Summary – Fees and Expenses” in the Combined Prospectus/Proxy Statement.”

May 22, 2012

Comment No. 5:        The Q&A “What happens if the Reorganization is not approved?” notes that a liquidation of the Growth and Income Portfolio could be a taxable event for certain shareholders, and suggests that the liquidation could be “worse” for shareholders than the Reorganization from a tax perspective. Please clarify that a liquidation would not necessary result in more tax consequences to Growth and Income Portfolio shareholders than the proposed Reorganization since a substantial portion of the Growth and Income Portfolio’s holdings will be sold in connection with the Reorganization.

Response:        The Registrant respectfully submits that no judgment or comparison is made between the tax consequences to shareholders of the proposed Reorganization and a potential liquidation in the above-referenced Q&A. Moreover, the Registrant does not believe that it would be appropriate to compare the tax consequences of a potential liquidation in which all of a shareholder’s shares will be redeemed and the proposed Reorganization in which none of a shareholder’s shares will be redeemed.

Comment No. 6:        In the Q&A “Will I have to pay any federal taxes as a result of the Reorganization?,” please disclose the percentage of the Growth and Income Portfolio’s portfolio holdings that the portfolio manager anticipates will be disposed of prior to or following the Reorganization.

Response:        The requested information has been added.

Comment No. 7:        The Q&A “Will I have to pay any federal taxes as a result of the Reorganization?” contains disclosure regarding distribution of capital gains both prior to and following the Reorganization. Please clarify whether the Growth and Income Portfolio’s portfolio holdings will be disposed of before or after the Reorganization or both.

Response:    As discussed in the above-referenced Q&A, while the portfolio managers of the Alpha Large-Cap Fund do not anticipate requesting the disposition of any of the Growth and Income Portfolio’s portfolio holdings before the closing of the Reorganization, the portfolio managers do anticipate disposing of a substantial portion of the Growth and Income Portfolio’s portfolio holdings following the closing of the Reorganization. Disclosure has been added to the Q&A noting that it is anticipated that approximately 91% of the Growth and Income Portfolio’s portfolio holdings will be disposed of following the closing of the Reorganization. Given that sales of portfolio holdings are only anticipated, there is no guarantee that portfolio holdings of the Growth and Income Portfolio will not be sold prior to the Reorganization. Accordingly, the Registrant believes that it is necessary to disclose the potential tax consequences to Growth and Income Portfolio shareholders of any portfolio holdings sales both before and after the Reorganization.

Comment No. 8:    In the Q&A “Who will pay for the Reorganization?,” please state the amount of anticipated transaction costs relating to the sale of the Growth and Income Portfolio’s securities prior to or after the Reorganization (state the transaction costs in dollars and per share).

Response:        The requested information has been added.

Comment No. 9:        In the Q&A “Who will pay for the Reorganization?,” please clarify whether SAAMCo will pay all of the costs of the Reorganization, other than brokerage.

Response:        As stated in the above-referenced Q&A, as well as in the Combined Prospectus/Proxy Statement, SAAMCo or its affiliates will bear all of the costs of the Reorganization other than the transaction costs associated with the sale of the Growth and Income Portfolio’s securities pre- or post-Reorganization.

May 22, 2012

Comment No. 10:        In the Q&A “What if I redeem or exchange my shares before the Reorganization takes place?,” please clarify that the tax consequences of redeeming or exchanging Target Portfolio shares prior to a Reorganization will depend on the shareholder’s basis in the shares.

Response:        The following disclosure has been added to the above-referenced Q&A: “The tax impact of any such redemption or exchange will depend on the difference between the price at which such shares are redeemed or exchanged and your basis in such shares.”

Comment No. 11:        Please confirm whether the Alpha Large-Cap Fund has experienced or is aware of significant redemptions following the expiration of the redemption fee applicable to certain Class A shareholders of the Alpha Large-Cap Fund on April 20, 2012.

Response:        As discussed with the Staff on May 17, 2012, the Alpha Large-Cap Fund has not experienced, nor is it aware of, significant redemptions since January 31, 2012, which is the date as of which the capitalization table and pro forma financial information is provided.

Comment No. 12:        The sections of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganization” and “Summary—Investment Objectives and Principal Investment Strategies and Techniques” contain statements regarding the compatibility of the Portfolios’ investment objectives, strategies and techniques. Please explain how such statements are accurate given that the Alpha Large-Cap Fund is an all-cap fund and diversified, whereas the Growth and Income Portfolio is a large-cap fund and non-diversified.

Response:        The Alpha Large-Cap Fund is a compatible fund for reorganization with the Growth and Income Portfolio based on the investment objectives, strategies, and techniques of the Portfolios taken as a whole. As disclosed in the Combined Prospectus/Proxy Statement, certain investment strategies and techniques of the Portfolios are similar and compatible, while others are different.

The principal investment strategies and techniques of both the Growth and Income Portfolio and the Alpha Large-Cap Fund involve investment in securities issued by large-cap companies. While both Portfolios are able to invest in small- and mid-cap companies, as discussed in the Combined Prospectus/Proxy Statement, investments in mid-cap companies are only a significant, non-principal investment of each Portfolio. While the Alpha Large-Cap Fund has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in large-cap companies, such policy is a result of the requirements of Rule 35d-1 of the 1940 Act. The Growth and Income Portfolio’s name does not subject it to Rule 35d-1, and it therefore does not have an 80% policy, however, as described above, it seeks to invest in securities issued by large-cap companies under its principal investment strategies. Accordingly, it would be accurate to categorize the Growth and Income Portfolio as a “large-cap” fund, but it is not accurate to categorize the Growth and Income Portfolio as an “all-cap” fund.

In addition, the similarity between the investment objectives, strategies and techniques of the Portfolios is not undermined by the fact that the Growth and Income Portfolio is classified as “diversified,” as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), while the Alpha Large-Cap Fund is classified as “non-diversified” for purposes of the 1940 Act. This difference between the two Portfolios, which is disclosed as a principal difference in the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Objectives and Principal Investment Strategies and Techniques,” means that the Alpha Large-Cap Fund can invest a larger portion of its assets in the stock of a single company or fewer companies than can the Growth and Income Portfolio.

May 22, 2012

Comment No. 13:        In the introduction to the Fee Table, when referring to the Alpha Large-Cap Fund’s commencement of operations on January 23, 2012, please clarify that the Alpha Large-Cap Fund commenced operations “as an open-end fund” on January 23, 2012.

Response:        The sentence referred to above has been restated to read: “The fees and expenses presented for the Growth and Income Portfolio are based on its fiscal year ended October 31, 2011 and the fees and expenses for the Alpha Large-Cap Fund and the Pro Forma Combined Portfolio are estimated for the current fiscal year ending October 31, 2012, since the Alpha Large-Cap Fund commenced operations as an open-end fund on January 23, 2012.”

Comment No. 14:        In footnote 4 to the Fee Table, please qualify the statement that waivers and reimbursements are subject to recoupment to the extent a Portfolio can effect such payment and remain in compliance with the expense limitations “in effect at the time the expenses were waived or reimbursed.”

Response:        Footnote 4 has been restated to read as follows: “Any waivers or reimbursements made by SAAMCo with respect to each Portfolio are subject to recoupment from such Portfolio within two years after the occurrence of the waiver and/or reimbursement, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the expense limitations in effect at the time the expenses were waived or reimbursed.”

Comment No. 15:        In calculating the costs set forth in the Examples, please state whether the expense limitation was used only for calculating costs in Year 1 or whether it was used for calculating costs for all 10 years.

Response:        The expense limitation was used for calculating costs for all 10 years because, as disclosed in the Combined Prospectus/Proxy Statement, the Expense Limitation Agreement is in effect for an indefinite term (which includes a 10 year period). The Expense Limitation Agreement can only be terminated by the Board of Directors/Trustees, including a majority of the Independent Directors/Trustees, and cannot be terminated by SAAMCo.

Comment No. 16:        Please add a footnote to the “Examples” to disclose the fact that Class B shares convert to Class A shares after eight years.

Response:        Footnotes have been added to the Class B Examples, which read as follows: “Class B shares generally convert to Class A shares approximately eight years after purchase. Therefore, expense information for years 9 and 10 is the same for both Class A and Class B shares.”

Comment No. 17:        In the paragraph discussing the anticipated disposition of a portion of Growth and Income Portfolio securities under the section entitled “Summary—Federal Income Tax Consequences,” please state the anticipated percentage of securities to be disposed in connection with the Reorganization and insert a cross-reference to the section where the anticipated transaction costs associated with such portfolio holdings sales are disclosed.

Response:        The requested information has been added.

May 22, 2012

Comment No. 18:        The sections of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganization” and “Information About the Reorganization—Reasons for the Reorganization” contain discussion of the factors considered by the Board in evaluating the proposed Reorganization and state that the Board concluded that the Reorganization is in the best interests of shareholders. Please disclose the conclusions that the Board reached with regard to each factor that was material to its conclusion to approve the Reorganization.

Response:        The Combined Prospectus/Proxy Statement details the factors the Board considered in making its determination to approve the Reorganization. The Board was not asked, nor was it required to, approve or make a final determination regarding each factor, but rather it was asked to, and did, approve the Reorganization after considering the various factors enumerated in the Combined Prospectus/Proxy Statement. Moreover, as stated in the Combined Prospectus/Proxy Statement, the determination to approve the Reorganization was made on the basis of each Director’s judgment after consideration of all of the factors taken as a whole, though individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Comment No. 19:        In the section entitled “Summary—Background and Reasons for the Proposed Reorganization,” in addition to the statement that the Board considered the fact that SAAMCo and its affiliates will bear expenses incurred in connection with the Reorganization (other than transaction costs relating to the sale of Growth and Income Portfolio securities prior to or after the Reorganization), please state whether the potential transaction costs were also a factor in the Board’s consideration of the Reorganization.

Response:        As discussed in the above-referenced section of the Combined Prospectus/Proxy Statement, the Board of Directors considered that the Reorganization is expected to cause portfolio turnover and transaction expenses from the sale of Growth and Income Portfolio securities prior to and/or immediately following the closing of the Reorganization, which will be incurred by the Growth and Income Portfolio and the Combined Portfolio, respectively, and borne by each Portfolio’s shareholders; however, these costs are not expected to have a material impact on the Portfolios.

Comment No. 20:        In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganization,” please revise the disclosure describing the similarity between certain investment strategies and techniques of the Growth and Income Portfolio and those of the Alpha Large-Cap Fund to indicate that these statements reflect considerations that the Board deemed relevant when evaluating the Reorganization and are not statements of fact.

Response:        The above-referenced disclosure has been revised to remove the reference indicating that the similarity between certain investment strategies and techniques is a fact.

Comment No. 21:        In the section of the Combined Prospectus/Proxy Statement entitled “Information About the Reorganization—Reasons for the Reorganization,” please revise the statement that Growth and Income Portfolio shareholders who receive shares of the Alpha Large-Cap Fund in the Reorganization will pay no federal income tax on the transaction since Growth and Income Portfolio shareholders may pay capital gains tax on the stub period distributions made on or prior to the Closing Date of the Reorganization and as a result of the repositioning of the Growth and Income Portfolio in connection with the Reorganization.

Response:        As explained in the sections of the Combined Prospectus/Proxy Statement entitled

May 22, 2012

“Summary—Federal Income Tax Consequences” and “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization,” the Reorganization is expected to be a “tax-free” transaction, meaning that the Growth and Income Portfolio, the Alpha Large-Cap Fund, and their respective shareholders will not recognize gain or loss for U.S. federal income tax purposes, as a result of the Reorganization. Nevertheless, the disclosure makes clear that the anticipated disposition of portfolio holdings of the Growth and Income Portfolio pre- and/or post-Reorganization may result in tax consequences to Growth and Income Portfolio shareholders, which tax impact will depend on the difference between the price at which such portfolio securities are sold and the Growth and Income Portfolio’s basis in such securities. Capital gains realized as a result of such repositioning will be distributed to shareholders of the applicable Portfolio as capital gain dividends and/or ordinary dividends and will be taxable to shareholders.

Comment No. 22:        In the section of the Combined Prospectus/Proxy Statement entitled “Comparison of the Portfolios—Principal and Other Investment Risks” it is not clear whether mid-market capitalization risk is a principal or non-principal risk. Please clarify.

Response:        Although each of the Growth and Income Portfolio and the Alpha Large-Cap Fund may invest in small- and mid-cap companies, such investments are not a principal investment of the Portfolio. Mid-market capitalization risk is listed in the risk chart as a non-principal risk because investments in mid-cap companies are a significant, non-principal investment of each of the Growth and Income Portfolio and the Alpha Large-Cap Fund. In the narrative disclosure that follows the risk chart, mid-market capitalization risk is appropriately listed as a “non-principal investment risk associated with the Alpha Large-Cap Fund and therefore, also with the Combined Portfolio.”

Comment No. 23:        Please include 2011 performance information in the Risk/Return Bar Chart for the Alpha Large-Cap Fund.

Response:        The requested information has been added.

Comment No. 24:        Please revise the Capitalization table to show capitalization information for Growth and Income Portfolio as of January 31, 2012 (as is used for the Alpha Large-Cap Fund).

Response:        The Capitalization table has been revised as requested.

Comment No. 25:        Please revise the Capitalization table to show Pro Forma Adjustments that reflect movement of Class B shares of the Growth and Income Portfolio into Class A shares of the Alpha Large-Cap Fund.

Response:        The requested changes have been made.

Comment No. 26:        Please explain supplementally why there are adjustments to Net Assets shown in the Pro Forma Adjustment sections of the Capitalization table.

Response:        A footnote has been added in the Pro Forma Adjustments section of the Capitalization table to explain that the amounts shown for net assets are to adjust for the remaining balances of any prepaid expenses of the Growth and Income Portfolio to be expensed prior to the Reorganization.

Comment No. 27:        Please add a signature line to the Form of Agreement and Plan of Reorganization to indicate that SAAMCo has agreed to pay the costs of the Reorganization as set out in the Form of Agreement and Plan of Reorganization.

May 22, 2012

Response:        Since SAAMCo is not a party to the Agreement and Plan of Reorganization, it is not listed as a signatory thereto. SAAMCo has authorized us to supplementally confirm to the Staff that it has agreed to pay the costs of the Reorganization as set out in the Form of Agreement and Plan of Reorganization.

Comment No. 28:        Please revise Part B–Statement of Additional Information–Pro Forma Financial Information, so that all of the information presented for the Portfolios is as of January 31, 2012 (though fees and expenses may be estimated for the Alpha Large-Cap Fund).

Response:        The information has been updated as requested.

Comment No. 29:        In Part B–Statement of Additional Information–Pro Forma Financial Information, with respect to the paragraph stating that the Combined Portfolio will have the same service providers and that the service provider agreements will have substantially similar terms and provide for identical services, please include a general statement that the Reorganization will not result in any other significant changes to contracts of the Portfolios.

Response:        The requested sentence has been added and reads as follows: “The Reorganization will not result in any significant changes to the Alpha Large-Cap Fund’s agreements.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/Elliot J. Gluck

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Diana N. Huffman, Esq., Willkie Farr & Gallagher LLP